Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press release dated May 23, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Geoffrey Weiji Gao
	Name:	Geoffrey Weiji Gao
	Title:	Principal Financial and Accounting Officer

Date: May 23, 2012

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Natalie Li	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888 Ext. 2540	Phone: +1-310-954-1345 (Los Angeles)
Email: natalie@chinadrtv.com	Email: elaine.ketchmere@ccgir.com
www.chinadrtv.com
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports First Quarter 2012 Financial Results

SHANGHAI, China, May 23, 2012 –Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the quarter ended March 31, 2012.

Summary Financial Results for the First Quarter of 2012:

•	Net revenues were $68.1 million, down 18.9% from $84.0 million for the first quarter of 2011.

•	Gross profit was $30.7 million, down 17.0% from $37.0 million for the first quarter of 2011.

•	Gross margin increased 110 basis points to 45.1% from 44.0% for the first quarter of 2011.

•	Operating loss was $4.1 million, compared to operating income of $1.7 million for the first quarter of 2011.

•	Net loss attributable to Acorn was $2.3 million, compared to net income of $0.9 million for the first quarter of 2011.

•	Diluted loss per American Depositary Share (“ADS”) was $0.08, compared to earnings per ADS of $0.03 for the first quarter of 2011.

“Revenues declined in the first quarter of 2012 primarily due to fewer mobile phone sales resulting from a decrease in existing phone model sales and the delayed launch of new feature phones. As China’s mobile phone market transitions from feature phones to smart phones over the next few years, we intend to offer mobile phone products in both categories. We plan to introduce two smart phone models in the second quarter of 2012. Also adversely impacting our revenues during the quarter was an increase in media prices. As a result, we reduced the total amount of TV advertising airtime by focusing on TV channels with the most effective media utilization and ceased cooperation with less effective TV channels.” said Mr. Don Yang, CEO of Acorn International. “At the same time, our fitness products, including the Yierjian abdominal trainer, continued to perform well and we are currently testing several new fitness products for full-scale sales and marketing programs in the second and third quarters of 2012. Meanwhile, we will introduce new cosmetic products and begin testing new electronic learning products with mobile Internet interactive features in the second and third quarters of 2012.”

Business Results for the First Quarter of 2012:

•

Sales of mobile phones, being the best selling product line in the quarter, generated revenues of $16.6 million, representing 24.4% of total revenues, in the first quarter of 2012. Mobile phone sales declined 58.3% from the first quarter of 2011, primarily due to a decrease in existing phone model sales as well as the delayed launch of new feature phones. The Company intends to introduce two smart phone models in the second quarter of 2012.

•

Sales of fitness products performed well in the first quarter of 2012 and generated revenues of $15.0 million, representing 22.0% of total revenues. The Company expects the fitness product line to remain one of its major revenue drivers in 2012.

•

Other direct sales platforms, represented by third-party bank channels, outbound calls, catalogs and Internet sales declined 35% in the first quarter of 2012 as compared to the first quarter of 2011. The decline in other direct sales was primarily due to lower sales from third-party bank channels as the Company ceased its cooperation with certain banks where sales through these bank channels were unprofitable.

First Quarter 2012 Results:

Total net revenues were $68.1 million for the first quarter of 2012, a decrease of 18.9% from $84.0 million for the first quarter last year. Direct sales contributed to 76.2%, or $51.9 million, of the total net revenues for the first quarter of 2012, a decrease of 15.2% from $61.2 million for the same period last year, mainly due to a decrease in sales generated by existing mobile phone models and the delayed launch of new feature phones, as well as slower sales of the cosmetics and collectible products.

Distribution sales net revenues decreased 28.7% year-over-year to $16.2 million from $22.8 million for the first quarter of 2011, primarily due to slower sales of electronic learning products as a result of lower market demand for traditional electronic dictionaries and electronic devices with video teaching functions.

The table below summarizes the gross revenues of the Company for the first quarter of 2011 and 2012, broken down by product categories:

	2012 Q1 $‘000	Sales %	2011 Q1 $‘000	Sales %
Mobile phones	16,642	24.38	39,889	47.39
Fitness products	15,035	22.02	208	0.25
Electronic learning products	14,077	20.62	19,910	23.66
Other products	7,160	10.49	4,137	4.91
Collectible products	5,594	8.19	6,928	8.23
Consumer electronics	3,928	5.75	4,254	5.05
Health products	3,085	4.52	4,198	4.99
Cosmetics	2,750	4.03	4,648	5.52
Total gross revenues	68,271		84,172

Cost of sales for the first quarter of 2012 was $37.4 million, representing a 20.3% decrease from $47.0 million for the first quarter of 2011, primarily due to the decrease in sales.

Gross profit for the first quarter of 2012 was $30.7 million, a decrease of 17.0% as compared to $37.0 million for the first quarter of 2011. Gross margin was 45.1% in the first quarter of 2012, as compared to 44.0% in the same period in 2011. The increase in gross margin was largely due to a shift in product mix toward fitness products sales, which generally have higher margins.

Advertising expenses were $15.8 million for the first quarter of 2012, down 4.7% from $16.6 million for the first quarter of 2011. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on its multiple sales platforms, was 1.94 in the first quarter of 2012, down from 2.22 in the first quarter of 2011. The decline was primarily as a result of higher media prices in the first quarter of 2012.

Other selling and marketing expenses increased 10.1% to $13.3 million from $12.1 million for the first quarter of 2011. The increase was mainly due to larger contribution of fitness products to total revenues, which have higher delivery costs, and an increase in labor costs of sales and marketing personnel.

General and administrative expenses were $6.5 million for the first quarter of 2012, representing a 8.1% decrease from $7.1 million in the first quarter of 2011. The decrease was largely due to the bad debt provision. Since the Company stopped selling “Uking” branded mobile phones through its distribution platform, it had additional bad debt provisions on accounts receivables from distributors in the first quarter of 2011.

Other operating income, net, was $0.8 million for the first quarter of 2012, as compared to $0.5 million in the first quarter of 2011.

As a result, operating loss was $4.1 million, as compared to operating income of $1.7 million in the first quarter of 2011.

Other income, primarily from interest income, was $1.0 million, as compared to $0.2 million in the first quarter of 2011.

Share-based compensation was $55,162 for the first quarter of 2012, as compared to $39,639 in the first quarter of 2011.

The Company recorded an income tax benefit of $0.8 million in the first quarter of 2012 as compared to income tax expense of $1.0 million in the first quarter of 2011.

Net loss attributable to Acorn was $2.3 million, as compared to net income of $0.9 million in the first quarter of 2011.

Diluted loss per American Depositary Share (“ADS”) was $0.08, as compared to earnings per ADS of $0.03 for the first quarter of 2011.

As of March 31, 2012, Acorn’s cash and cash equivalents, including restricted cash and short-term investments, totaled $122.6 million, as compared to $122.7 million as of December 31, 2011.

Fiscal Year 2012 Business Outlook:

In fiscal year 2012, Acorn intends to further enhance its direct sales platforms and improve the effectiveness of its media spending, thereby generating strong interest in its brands, improving its conversion rate and driving repeat sales. Acorn plans to further diversify its product offerings by introducing smart phones, extending its popular line of fitness products and introducing other new products. Acorn also plans to enhance its human resources, especially in areas of data analysis and customer relationship management, to help tailor products and services to both existing and new customers. Acorn intends to build up new sales channels for its own branded products on the platforms of China’s leading e-Commerce companies. At the same time, the management team remains focused on controlling costs and continuously improving operations to enhance bottom line performance.

For the full year 2012, the Company affirms its guidance for revenues between $380 million and $400 million and net income between $6 million and $8 million.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, the operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on May 23, 2012 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— 1866 549—1292 (U.S. Toll Free)

— 800 876 8626 (China Toll Free)

— +852 3005 2050 (International)

— Passcode: 551043#

Please dial-in approximately 10 minutes in advance to facilitate a timely start.

A replay will be available for 30 days immediately after the call ends and may be accessed via:

— 1866 753 0743 (U.S. Toll Free)

— +852 3005 2020 (International)

— Conference Reference: 159399#

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include catalogs, third-party bank channels, outbound telemarketing center and e-commerce websites. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2012; Acorn’s marketing strategy, including any new product introductions or improvements to its direct sales platform; any continued or sustained improvement in sales of Acorn’s mobile phones, fitness products or electronic learning products; the Company’s ability to successfully introduce new products and services as planned; the ability for the fitness product line to become a major revenue driver in 2012; the Company’s ability to further diversify its product offerings; and the Company’s ability to further enhance its direct sales platform and improve effectiveness of its media spending. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn’s business may not improve in the remainder of 2012 and the Company may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating results to fluctuate and making them difficult to predict. In addition, a substantial portion of the Company’s revenues was generated from the sales of “Gionee” branded mobile phones. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may results in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to effectively consolidate the distribution channels, the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2011 annual report on Form 20-F filed with Securities and Exchange Commission on April 23, 2012. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2011. The Company’s actual results of operations for the first quarter of 2012 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Interim Financial Information

The condensed, consolidated financial statements included herein are unaudited. These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations and financial position. The results reported in these condensed, consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed, consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our 2011 consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2011	March 31, 2012
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	111,180,139	111,345,210
Restricted cash	1,556,852	1,111,768
Short-term investments	9,993,720	10,167,186
Accounts receivable, net	16,693,959	16,044,244
Inventory	32,888,645	24,367,630
Prepaid advertising expenses	11,654,922	9,432,917
Other prepaid expenses and current assets, net	9,928,245	8,364,678
Deferred tax assets, net	3,465,795	3,469,429

Total current assets	197,362,277	184,303,062
Prepaid land use right	8,105,061	8,070,407
Property and equipment, net	29,803,901	29,220,707
Acquired intangible assets, net	2,126,596	2,044,067
Investments in affiliates	6,794,955	6,802,080
Other long-term assets	1,482,881	1,006,149

Total assets	245,675,671	231,446,472

Liabilities and equity
Current liabilities:
Accounts payable	21,023,807	15,974,268
Accrued expenses and other current liabilities	18,910,178	15,410,531
Notes payable	4,411,840	2,291,915
Income taxes payable	3,603,813	2,107,480
Dividend payable	467	237

Total current liabilities	47,950,105	35,784,431
Deferred tax liability	831,006	831,877

Total liabilities	48,781,111	36,616,308

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	945,666	945,805
Additional paid-in capital	160,632,659	160,687,682
Statutory reserve	5,442,682	5,442,682
Retained earnings	10,517,590	8,253,407
Accumulated other comprehensive income	30,320,856	30,507,247
Treasury stock, at cost	(11,463,946)	(11,463,946)

Total Acorn International, Inc. shareholders’ equity	196,395,507	194,372,877
Non-controlling interests	499,053	457,287

Total equity	196,894,560	194,830,164

Total liabilities and equity	245,675,671	231,446,472

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended Mar 31
	2011	2012
	(unaudited)	(unaudited)
Net revenues
Direct sales	61,182,726	51,885,002
Distribution sales	22,769,301	16,229,946

Total	83,952,027	68,114,948

Cost of revenues
Direct sales	(32,117,752)	(26,771,056)
Distribution sales	(14,853,829)	(10,652,306)

Total	(46,971,581)	(37,423,362)

Gross profit
Direct sales	29,064,974	25,113,946
Distribution sales	7,915,472	5,577,640

Total	36,980,446	30,691,586

Operating (expenses) income
Advertising expenses	(16,620,430)	(15,832,960)
Other selling and marketing expenses	(12,095,963)	(13,313,906)
General and administrative expenses	(7,059,783)	(6,489,620)
Other operating income, net	470,164	812,206

Total operating (expenses) income	(35,306,012)	(34,824,280)

Income (loss) from operations	1,674,434	(4,132,694)
Other income	163,371	1,014,377

Income (loss) before income taxes, and equity in losses of affiliates	1,837,805	(3,118,317)
Income tax (expenses) benefits
Current	(960,844)	811,877
Deferred	—	—

Total income tax (expenses) benefits	(960,844)	811,877
Equity in losses of affiliates	(108,190)	—

Net income (loss)	768,771	(2,306,440)
Net income attributable to noncontrolling interests	111,652	42,257

Net income (loss) attributable to Acorn International, Inc.	880,423	(2,264,183)

Income (loss) per ADS
Basic	0.03	(0.08)

Diluted	0.03	(0.08)

Weighted average number of ordinary shares used in calculating income per ADS (each ADS represents three ordinary shares)
Basic	89,295,818	89,946,103

Diluted	89,404,087	89,963,271